================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

    [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

THE FOLLOWING PRESS RELEASE WAS PUBLISHED AND POSTED ON PECHINEY'S INTERNET WEBSITE BY PECHINEY ON SEPTEMBER 18, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO:
PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION:
CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.
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                                 [PECHINEY LOGO]


                                                              September 18, 2003



         At the request of the French Commission des operations de bourse, Alcan has issued a press release in order to provide additional information with respect to its offer to the shareholders of Pechiney.

         As expected by the French Commission des operations de bourse, Pechiney hereby draws the attention of its shareholders to the contents of Alcan's press release, which are as set forth below (the following is a translation into English by Pechiney of Alcan's press release, which was issued in French only; this translation is therefore for convenience only).

                                     *******


<<Montreal, Canada ; Paris, France - 18 September 2003 - Alcan Inc. (NYSE, TSX :
AL) At the request of the Commission des operations de bourse, Alcan wishes, by way of certain examples, to clarify the terms of the proposed tender offer filed with the Conseil des marches financiers and the Commission des operations de bourse on September 15, 2003.

As indicated in the press releases issued by Alcan and Pechiney on September 12, 2003, Pechiney's board of directors has recommended Alcan's proposed offer

As also indicated in the press release issued on September 15, 2003, Alcan will deliver (in addition to any Additional Consideration that may be paid), for each 1 Pechiney Common Share or each 10 Pechiney Bonus Allocation Rights, EUR24.60 in cash and the number of Alcan Common Shares equal to (a) 22.9 divided by (b) the "Reference Value", defined as the greater of (i) 27.4 and (ii) the "Average Value" as defined below. Alcan reserves the right to substitute an equivalent amount of cash in place of all or a portion of the Alcan Common Shares to be delivered, valued at the Reference Value (The fraction of an Alcan Common Share to be delivered for each 1 Pechiney Common Share or each 10 Pechiney Bonus Allocation Rights, and/or any cash equivalent to be delivered, is hereinafter referred to as the "Offered Security Component".) The "Average Value" will be equal to the average of the average daily trading prices of Alcan Common Shares on the New York Stock Exchange (the "NYSE"), after volume weighting and translation into Euros, over 10 stock exchange trading days chosen at random by a French huissier de justice (judicial officer) from among the 30 stock exchange trading days that fall between the 36th and the 5th stock exchange trading day (exclusive) preceding the expiration date of the Offer. The method of calculating such Average Value is described in the press release of September 15.

If, as a result of variations in the trading price of the Alcan Common Shares and in the U.S. dollar/Euro exchange rate, the Reference Value is less than EUR27.40 (i.e., the trading price of the Alcan Common Shares on July 3, 2003 before filing of the initial offer, as compared with the trading price of the Alcan Common Shares of EUR31.30 on September 11, 2003 before the announcement of the Offer), then the Offered Security Component will be less than EUR22.90 and the value of the Offer to shareholders of Pechiney will be less than EUR47.50. For purposes of simplicity, the two examples below assume that Alcan will not deliver any cash in place of all or a portion of the shares to be delivered in the Offered Security Component.

     - If the Average Value of the Alcan Common Shares is equal to EUR35.00 (i.e., 11.8% above the Alcan trading price on September 11, 2003, as translated into Euros), then the Reference Value will also be equal to EUR35.00 and Pechiney shareholders will receive, for each 1 Pechiney Common Share tendered in the Offer, the sum of EUR24.60 in cash plus an Offered Security Component of 0.6543 of an Alcan Common Share (being 22.9 divided by 35.0, rounded to the nearest four decimal places). Since the Alcan Common Shares are valued at the Average Value (i.e., EUR35.00), the theoretical value of the Offer to Pechiney shareholders will be EUR47.50 (plus, if applicable, EUR1.00 of Additional Consideration). Accordingly, since the Alcan Common Shares are valued at the Average Value, the theoretical value of the Offer to Pechiney shareholders is equal to a maximum of EUR47.50 (plus, if applicable, EUR1.00 of Additional Consideration).

     - If the Average Value of the Alcan Common Shares is equal to EUR25.00 (i.e., 20.1% below the Alcan trading price on September 11, 2003, as translated into Euros), then the Reference Value will be equal to EUR27.40 and Pechiney shareholders will receive, for each 1 Pechiney Common Share tendered in the Offer, the sum of EUR24.60 in cash plus
          0.8358 of an Alcan Common Share (being 22.9 divided by 27.4, rounded to the nearest four decimal places). Since the Alcan Common Shares are valued at the Average Value (EUR25.00), the theoretical value of the Offer to Pechiney shareholders will be EUR45.50 (plus, if applicable, EUR1.00 of Additional Consideration).

Accordingly, if the Alcan Common Shares are valued at the Average Value, an increase in the Average Value will not cause the theoretical value of the Offer to Pechiney shareholders to be greater than EUR47.50 (plus, if applicable, EUR1.00 of Additional Consideration). However, the theoretical value of the Offer will decrease, as a result of changes in the Average Value, to the extent that the Average Value is less than EUR27.40.

Since the Offered Security Component depends on variations in both the trading price of the Alcan Common Shares and the U.S. dollar/Euro exchange rate, it is likely that at the actual date of delivery of the securities, the Offered Security Component will not be exactly equal to EUR22.90 for each 1 Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each 2 Pechiney ADSs, even if the Average Value is equal to or greater than EUR27.40. Accordingly, it is likely that the total of the cash consideration of EUR24.60 plus the amount of the Offered Security Component at the actual date of delivery of the securities will not be exactly equal to EUR47.50 (plus, if applicable, EUR1.00 of Additional Consideration). This is illustrated by the following example:

     - If the Average Value of the Alcan Common Shares is equal to EUR35.00, then the Reference Value will also be equal to EUR35.00 and Pechiney shareholders will receive, for each 1 Pechiney Common Share tendered in the Offer, the sum of EUR24.60 in cash plus an Offered Security Component of 0.6543 of an Alcan Common Share. Between the date of determination of the Average Value (and therefore of the Offered Exchange Ratio) and the actual date of delivery of the securities, the trading price of the Alcan Common Shares (as translated into Euros) may vary, both as a result of normal changes in the trading price of the Alcan Common Shares on the NYSE and as a result of variations in the U.S. dollar/ratio exchange rate. If, at the actual date of delivery of the securities, the trading price of the Alcan Common Shares (as translated into Euros) is only EUR34.00 (as opposed to an Average Value of EUR35.00), the actual value of the Offer to Pechiney shareholders will be EUR46.80. If, on the other hand, the trading price of the Alcan Common Shares (as translated into Euros) at the actual date of delivery of the securities is EUR36.00 (as opposed to an Average Value of EUR35.00), the actual value of the Offer to Pechiney shareholders will be EUR48.20. These two examples exclude any potential Additional Consideration of EUR1.00.

In connection with the Offered Security Component, Alcan has reserved the right to substitute an equivalent amount of cash in place of all or a portion of the Alcan Common Shares to be delivered, valued at the Reference Value. Alcan will, at the latest by the third stock exchange trading day prior to the expiration of the Offer, indicate any such portion of the shares that will be substituted by a payment in cash. The following example illustrates this possibility (excluding any potential Additional Consideration of EUR1.00):

     - of the Average Value of the Alcan Common Shares is equal to EUR35.00, then the Reference Value will also be equal to EUR35.00 and Pechiney shareholders would have received, for each 1 Pechiney Common Share tendered in the Offer (in the absence of any cash substitution), the sum of EUR24.60 in cash plus an Offered Security Component of 0.6543 of an Alcan Common Share. If, for example, Alcan decides to substitute a cash amount of EUR3.00 in place of a portion of the Alcan Common Shares to be delivered, Pechiney shareholders will receive the sum of EUR27.60 in cash EUR24.60 plus EUR3.00) and 0.5686 of an Alcan Common Share (being the difference between 22.9 and 3.0, i.e. 19.9, divided by the Reference Value which, in this example, is EUR35.00) instead of
          0.6543 of an Alcan Common Share. It should be noted that in this example, the theoretical value of the Offer after accounting for the cash substitution, based on the Average Value, remains EUR47.50. If the entire Offered Security Component is delivered in cash, the theoretical value of the Offer will remain EUR47.50.

Pursuant to article 7 of the COB Rule book no. 2002-04, this press release was disclosed to the Commission des operations de bourse before its release. >>

                                     *******


         Pursuant to article 7 of the COB Rule book no. 2002-04, this press release was disclosed to the Commission des operations de bourse before its release.



PECHINEY is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of EUR11.9 billion in 2002. It employs 34,000 employees.

                                  *************
Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:                   Press Contacts:
Charles L. Ranunkel: Tel.: 33 1 56 28 25 07    Chrystele Ivins: Tel.: 33 1 56 28 24 18
                     Fax:  33 1 56 28 33 38    chrystele.ivins@pechiney.com

                                               Stephan Giraud: Tel.: 33 1 56 28 24 19
                                               stephan.giraud@pechiney.com

PECHINEY
7, place du Chancelier Adenauer
75116 Paris, France
E-mail: Pechiney-IR-Team@pechiney.com
Internet : http://www.pechiney.com